FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number 333-111396

NORTH AMERICAN ENERGY PARTNERS INC.

Acheson Industrial Park #2

53016-Highway 60

Spruce Grove, Alberta

Canada T7X 3G7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

Revised Guidance for the Quarter Ended March 31, 2004

Management of North American Energy Partners Inc. (the “Company”) believes that the Company’s EBITDA for the fiscal quarter ended March 31, 2004 will be in the range of Cdn$15-20 million, down from the prior projection of Cdn$25 million. This decline versus the prior projection is primarily due to continued soft demand for the Company’s mining and site preparation services, particularly at the Albian mining site. Management will discuss the quarterly results for the fiscal quarter ended March 31, 2004 in its earnings conference call to be held after the earnings results for the fiscal year ended March 31, 2004 are finalized. EBITDA is defined as earnings before interest expense, income taxes and depreciation and amoritization. EBITDA is not a measure of performance under Canadian GAAP or U.S. GAAP.

This document contains forward-looking statements. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to management. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond management’s ability to control or predict. Specific factors that could cause actual results to vary from those in the forward-looking statements include, but are not limited to: changes in oil and gas prices; decreases in outsourcing work by our customers; shut-downs or cutbacks at major businesses that use our services; changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies that may adversely affect our business or the business of the customers we serve; our ability to obtain surety bonds as required by some of our customers; our ability to retain a skilled labor force and continue to bid successfully on new projects; provincial, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital markets conditions; inflation rates; foreign currency exchange rates; interest rates; weather conditions; the timing and success of business development efforts; and our ability to successfully identify and acquire new businesses and assets and integrate them into our existing operations. You are cautioned not to put undue reliance on any forward-looking statements, and we undertake no obligation to update those statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/S/ VINCENT J. GALLANT

Name:	Vincent J. Gallant
Title:	Vice President

Date: March 24, 2004